LATHAM&WATKINS

Corso Giacomo Matteotti, 8
20121 Milano
Italy
Tel: +39 02-3046-2000 Fax: +39 02-3046-2001
www.lw.com

FIRM / AFFILIATE OFFICES
Barcelona New Jersey
Brussels New York
Valley
Milan Singapore
Moscow Tokyo
Munich Washington, D.C.

File No. 82-35020

January 3, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

Intesa Sanpaolo S.p.A.

~~Banca Intesa S.p.A.~~ - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File No. 82-35020

Ladies and Gentlemen,

On behalf of Intesa Sanpaolo S.p.A. (formerly known as Banca Intesa S.p.A.) ("Intesa Sanpaolo") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Notice dated December 30, 2006, relating to the merger by incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.;
- Notice dated December 30, 2006, relating to the termination of the Shareholders' Agreement of Banca Intesa S.p.A. dated May 3, 2005;
- Press Release dated December 29, 2006, relating to the effects of meeting the Italian Competition Authority's conditions to authorization of the merger on the net income projected in the Informational Document;
- Press Release dated December 29, 2006, relating to the registration of the deed of merger;
- Supplement to the Informational Document dated December 29, 2006;
- Press Release dated December 28, 2006, relating to the shareholder base of Intesa Sanpaolo S.p.A.;
- Press Release dated December 28, 2006, relating to the Deed of Merger;
- Deed of Merger dated December 28, 2006;
- Certificate of Execution of Deed of Merger dated December 28, 2006;

- Press release dated December 21, 2006, related to Standard & Poor's decision to raise the long-term and short-term ratings of Banca Intesa S.p.A.;
- Press Release dated December 20, 2006, announcing approval of the merger by the Italian Antitrust Authority;
- Press release issued by the Italian Competition Authority announcing its approval of the merger dated December 20, 2006;
- Press release dated December 19, 2006, relating to Banca Intesa S.p.A.'s stake in Fiat; and
- Press release dated December 15, 2006, relating to Banca Intesa S.p.A.'s execution of a contract for the sale of performing residential mortgages for €3.6 billion.

Intesa Sanpaolo is completing this submission on January 3, 2007 because the Securities and Exchange Commission (the "Commission") was closed from December 30, 2006 through January 2, 2007. Intesa Sanpaolo was therefore unable, until the date of this submission, to submit to the Commission certain documents that it is otherwise required to furnish pursuant to Rule 12g3-2(b).

Please feel free to call me at 011-44-20-7710-1076 if you have any questions.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino (by S. Shaw)

Michael S. Immordino
of LATHAM & WATKINS

Enclosures

cc: Andrea Tamagnini
of Intesa Sanpaolo S.p.A.

82-35020

GRUPPO SANPAOLO IMI

"Società per Azioni" registered in the National Register of Banks
Parent Company of "Gruppo Bancario SANPAOLO IMI"
included in the National Register of Banking Groups
Registered office in Torino, Piazza San Carlo, 156
Share capital 5,400,253,255.68 euro, fully paid-in
Fiscal code, VAT code and Torino Company register: 06210280019
ABI code 1025-6
Member of the National Interbank Deposit Guarantee Fund
and the National Guarantee Fund

Banca Intesa

"Società per Azioni" registered in the National Register of Banks
Parent Company of "GRUPPO INTESA"
included in the National Register of Banking Groups
Registered office in Milano, Piazza Paolo Ferrari, 10
Share capital 3,613,001,195.96 euro, fully paid-in
Fiscal code and Milano Company Register: 00799960158
VAT code: 10810700152 - ABI code 3069-2
Member of the National Interbank Deposit Guarantee Fund and the
National Guarantee Fund

MERGER BY INCORPORATION OF SANPAOLO IMI S.P.A. WITH AND INTO BANCA INTESA S.P.A.

NOTICE PURSUANT TO ART. 84 OF CONSOB REGULATION NO. 11971/99 AND SUBSEQUENT AMENDMENTS AND INTEGRATIONS

Please note that the deed of merger by incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A. – stipulated in Torino on 28th December 2006 in the record books of the Notary public Ettore Morone – sets forth that the aforementioned merger comes into legal effect as of **1st January 2007**.

Consequently, in compliance with the resolutions of Banca Intesa's Extraordinary Shareholders' Meeting held on 1st December 2006, the surviving company – which as of the date on which the merger becomes effective will adopt Intesa Sanpaolo S.p.A. as its new corporate name and transfer its Registered office to Torino, Piazza San Carlo, 156 – shall proceed to increase its share capital by 3,033,435,122.64 euro through the issuance of 5,833,529,082 ordinary shares with a nominal value of 0.52 euro each (starting to accrue rights as of 1st January 2006 coupon 29) to be attributed to Sanpaolo IMI shareholders according to the exchange ratio of 3.115 Intesa Sanpaolo S.p.A. ordinary shares of nominal value 0.52 euro for every 1 ordinary or preference share of Sanpaolo IMI S.p.A. with a nominal value of 2.88 euro each held.

Therefore, as of 1st January 2007 the share capital of Intesa Sanpaolo S.p.A. will be 6,646,436,318.60 euro, fully subscribed and paid-in, divided into 12,781,608,305 shares with a nominal value of 0.52 euro each, of which 11,849,117,744 ordinary shares and 932,490,561 non-convertible saving shares.

The shareholders of Sanpaolo IMI S.p.A., through their Custodian intermediaries in Monte Titoli, shall be attributed the full number of Intesa Sanpaolo S.p.A. shares deriving from the application of the aforementioned ratio, any fractions shall be paid in cash and shall be calculated using the average official market price of Banca Intesa S.p.A. ordinary shares in the period from 21st to 29th December 2006, inclusive. Shareholders who receive cash payment for fractions of Intesa Sanpaolo S.p.A. shares will also be entitled to purchase one Intesa Sanpaolo S.p.A. ordinary share at the price calculated as described above via the aforementioned Custodian intermediaries in the period from 5th to 19th January 2007.

There will be no charge to the shareholders of Sanpaolo IMI S.p.A. for the aforementioned transactions.

To favour exchange operations, Sanpaolo IMI S.p.A. shareholders, through their respective Custodian intermediaries, may use a service provided by Banca Caboto S.p.A. for the treatment of any fractions arising from the merger.

As of 2nd January 2007 the ordinary shares of Sanpaolo IMI S.p.A. will be cancelled from listing.

Furthermore, it must be noted that the denominations of all other financial instruments issued by Banca Intesa and Sanpaolo IMI will not change, without prejudice to the fact that Intesa Sanpaolo S.p.A. shall succeed *ipso iure* to the juridical positions of the merged issuer as of the date on which the merger comes into effect.

Milano-Torino, 30th December 2006

Banca Intesa

"Società per Azioni" registered in the National Register of Banks
Parent Company of "GRUPPO INTESA" included in the National Register of Banking Groups
Registered office in Milano, Piazza Paolo Ferrari, 10 - Share capital 3,613,001,195.96 euro, fully paid-in
Fiscal code and Milano Company Register: 00799960158 - VAT code: 10810700152 - ABI code 3069-2
Member of the National Interbank Deposit Guarantee Fund and the National Guarantee Fund

COMMUNICATION PURSUANT TO ART. 131 OF CONSOB REGULATION NO. 11971/99 AND SUBSEQUENT AMENDMENTS

Please note that on 22nd December 2006 the parties to the Shareholders' Agreement of Banca Intesa S.p.A. - stipulated on 3rd May 2005 - signed a deed to dissolve the aforementioned Agreement by mutual consent as of 1st January 2007, the date the merger by incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A. comes into legal effect.

Milano, 30th December 2006

82-35020

Banca Intesa

Print | × Close

Press releases

EFFECTS OF FULFILLING ANTITRUST AUTHORITY'S MEASURES ON NET INCOME FORECASTED IN THE MERGER DOCUMENT

Upon CONSOB's request, this communication clarifies the effects of fulfilling Italian Competition Authority's measures on net income forecasted in the Informational Document regarding the merger by incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A., published on 17th November 2006.

With a measure of 20th December 2006, the Competition and Market Authority ("A.G.C.M.") has authorised the merger by incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A., conditionally to carrying out the commitments assumed by Banca Intesa inasmuch as it is the surviving company, which are summarised here:

a) disposal of 197 branches, through transparent and non-discriminatory procedures, to one or more third parties that are independent and non-shareholders;

b) cession to Crédit Agricole, by 12th October 2007, of the networks of Cariparma and Friuladria, for a total of 452 branches, in addition to a group of other branches (193) and of Po Vita;

c) non-opening, for a period of two years, of new branches, in 19 Provinces;

d) dissolution of the joint venture with CAAM s.g.r. and the relevant distribution agreement;

e) disposal to independent third-party subjects of a business consisting of an organised complex of activities and structures directed toward the production and management of Branch I, III and V life insurance policies, represented by 1,133 branches of: i) the savings banks controlled by Intesa Casse del Centro, ii) Sanpaolo Banco di Napoli and iii) other branches of Banca Intesa operating in the same geographical areas; the distribution capacity of the third-party subject will be guaranteed through an exclusive agreement with said business that will have a duration of no less than six years, tacitly renewable for a further three years, save for notice to quit on the part of the purchaser;

f) abstention from the distribution of Branch I, III and V life insurance policies produced by i) Intesa Vita and/or Generali through bank branches headed by Gruppo Sanpaolo IMI prior to merger and ii) Eurizon Vita through bank branches headed, on the same date, by Gruppo Banca Intesa;

g) adoption of suitable measures so that the members of the Supervisory Board and the Management Board of the New Bank expressed by Generali, or in any case having direct or indirect personal ties to Generali, do not participate in the discussion or vote on resolutions that have as their direct object the business strategy of Eurizon and its subsidiaries in the production and/or distribution of Branch I, III and V life insurance policies, and do not influence the business strategies of these companies in any way.

Having said that, it is observed, as already specified in the Informational Document (p. 55), that the merger does not entail variations in the main type of business of the two Groups.
The implementation of the prescriptions contained in the above-mentioned Measure does not cause any repercussion as regards this profile, nor does it alter the objectives of the merger, as outlined in section 2.2. of the Informational Document.

In Chapter 3 of the Informational Document, indications have been furnished about the significant effects of the merger, specifying that the Business Plan of the New Group will be prepared within the first six months of 2007.

On the basis of a projection of the pluriannual Business Plans approved by the Boards of Directors of the two banks, integrated by a preliminary estimate of the possible cost and revenue synergies deriving from the merger, a set of targets have been indicated in the Informational Document (p. 55), to be achieved in 2009, which is the year foreseen for the conclusion of the new Business Plan and the envisaged full unfolding of the effects of the integration.

In preparing these projections, a set of assumptions and hypotheses were employed, among which an "estimate of the economic/financial projections concerning the asset disposal to Crédit Agricole". In so doing, the effects of the agreement signed by Banca Intesa and Crédit Agricole on 11th October 2006 therefore had already been taken into account, which agreement the A.G.C.M. has judged favourably as being a suitable measure for overcoming the competitive risks tied to the increase in the market shares that will be brought about as a consequence of the merger.

As concerns any effects of the other measures prescribed by the A.G.C.M on the forward-looking indications contained in the Informational Document, it is clarified that:

a) the disposal of an additional 197 branches has a marginal economic impact on the New Group, taking into account the proceeds from said disposal, which will be able to be invested in operational activities of the New Group, or the financial yield of the liquidity obtained;

b) the stand-alone plans do not provide for openings of branches in the 19 Provinces for which the freeze has

82-35020

been introduced;
c) the dissolution of the joint venture with CAAM s.g.r. and the relevant distribution agreement will not alter the commission flow foreseen on the part of the distribution networks and any cash outlay would be offset by the profitability of the company;
d) the disposal to independent third-party subjects of a business consisting of an organised complex of activities and structures directed toward the production and management of Branch I, III and V life insurance policies, represented by 1,133 branches, will not alter the commission flow foreseen on the part of the distribution networks;
e) the abstention from the distribution of Branch I, III and V life insurance policies produced by i) Intesa Vita and/or by Generali through the bank branches headed by Gruppo Sanpaolo IMI prior to the merger and ii) Eurizon Vita through the bank branches headed by Gruppo Banca Intesa on the same date, is coherent with the methodology adopted for the calculation of the economic and financial projections, inasmuch as in the stand-alone projections of the two Groups cross-distribution was not foreseen, nor had synergies between the two distribution factories been assumed.

Having taken all these elements into account, it is deemed appropriate to confirm the economic/financial targets previously announced and, in particular, the overall objective of achieving a 2009 net income of approximately €7 billion, indicated in Chapter 3 of the Informational Document.

As regards this confirmation, please note that an integration to the Informational Document and an attached updating of the Report by the Reconta Ernst & Young independent audit firm on the forward-looking data - already attached to the Informational Document published on 17th November 2006 - were notified to Consob and Borsa Italiana S.p.A. and are available for the public at the Registered office of both Banca Intesa S.p.A. in Milano, Piazza Paolo Ferrari, 10 and Sanpaolo IMI S.p.A. in Torino, Piazza San Carlo 156, as well as on the two Companies' website, *www.bancaintesa.it* and *www.grupposanpaoloimi.com*(and as of 1st January 2007 on Intesa Sanpaolo's website *www.intesasanpaolo.com*).

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies..

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.
You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the merger. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

82-35020

Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Investor Relations
+39 011 555 2593
investor.relations@sanpaoloimi.com

Media Relations
+39.02.87963531
stampa@bancaintesa.it

Relazioni Esterne
+39 011 555 7747
infomedia@sanpaoloimi.com

www.bancaintesa.it

www.sanpaoloimi.com

Print | × Close

82-35020

Banca Intesa

Print | × Close

Press releases

DEED OF MERGER BETWEEN BANCA INTESA AND SANPAOLO IMI REGISTERED

Banca Intesa and Sanpaolo IMI communicate that the deed of merger by incorporation of Sanpaolo IMI S.p.A with and into Banca Intesa S.p.A. has been registered at the Torino and Milano Company Registers this morning. Therefore, the merger will come into legal effect as of 1st January 2007.

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.
You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Investor Relations
+39 011 555 2593
investor.relations@sanpaoloimi.com

Media Relations
+39.02.87963531
stampa@bancaintesa.it

Relazioni Esterne
+39 011 555 7747
infomedia@sanpaoloimi.com

www.bancaintesa.it

www.sanpaoloimi.com

Print | × Close

82-35020

Banca Intesa GRUPPO SANPAOLO IMI

INTEGRATION TO THE INFORMATIONAL DOCUMENT

Merger by incorporation of
Sanpaolo IMI S.p.A.
with and into Banca Intesa S.p.A.

Introduction

In connection with the merger by incorporation of Sanpaolo IMI S.p.A. ("**Sanpaolo**") with and into Banca Intesa S.p.A. ("**Intesa**"), an **Informational Document** has been prepared according to provisions contained in attachment 3B pursuant to art. 70, par. 4, of the Issuer Regulation approved with CONSOB Resolution no. 11971 of 14th May 1999 and subsequent amendments and integrations, which Document was notified to CONSOB – Commissione Nazionale per le Società e la Borsa – and Borsa Italiana S.p.A. and made available for the public on 17th November 2006, both in Italian and in the English translation, at the Registered office of Intesa in Milano, Piazza Paolo Ferrari, 10 and at the Registered office of Sanpaolo in Torino, Piazza San Carlo, 156, as well as on the websites of Intesa www.bancaintesa.it and Sanpaolo www.grupposanpaoloimi.com.

In the Risk Factors contained in the Informational Document it is expressly specified that:

"c. *Risks and uncertainties connected to the consummation of the merger*
The merger is conditional upon the release of the authorisation pursuant to art. 16 of Italian Law no. 287 of 10th October 1990 "Competition and fair trading act".
Following the consolidation of the market shares of Intesa and Sanpaolo, the authorisation pursuant the aforementioned rule may be conditional upon compliance with specific obligations by the Surviving Company, such as in particular the sale of branches and/or other business units.
....

Furthermore, in chapter 2.1.2 Means, terms and conditions of the merger, a set of information has been furnished concerning the Agreement signed on 11th October 2006 by Banca Intesa S.p.A. and Crédit Agricole S.A., specifying that:

"*The rationale of the Agreement is the following:*

- *Following the merger the New Group will have to sell a certain number of branches in order to comply with antitrust provisions;*
- .... "

The measure of the Italian Competition Authority

With a measure of 20th December 2006, no. C 8027 (the "**Measure**"), the Italian Competition Authority (the "**Authority**") has authorised the merger by incorporation of Sanpaolo with and into Intesa, prescribing, pursuant to art. 6 of law no. 287 of 10th October 1990, the following measures to Intesa, inasmuch as it is the surviving company:

a) disposal of 197 branches, through transparent and non-discriminatory procedures, to one or more third parties that are independent and non-shareholders;
b) disposal to Crédit Agricole, by 12th October 2007, of the networks of Cariparma and Friuladria, for a total of 452 branches, in addition to a group of other branches (193) and of Po Vita S.p.A.;
c) non-opening, for a period of two years, of new branches, in 19 Provinces;
d) dissolution of the joint venture with CAAM s.g.r. and the relevant distribution agreement;
e) disposal to independent third-party subjects of a business consisting of an organised complex of activities and structures directed toward the production and management of Branch I, III and V life insurance policies, represented by 1,133 branches of: i) the savings banks controlled by Intesa Casse del Centro, ii) Sanpaolo Banco di Napoli and iii) other branches of Banca Intesa operating in the

same geographical areas; the distribution capacity of the third-party subject will be guaranteed through an exclusive agreement with said business that will have a duration of no less than six years, tacitly renewable for a further three years, save for notice to quit on the part of the purchaser;
f) abstention from the distribution of Branch I, III and V life insurance policies produced by i) Intesa Vita and/or Generali through bank branches headed by Gruppo Sanpaolo IMI prior to merger and ii) Eurizon Vita through bank branches headed, on the same date, by Gruppo Banca Intesa;
g) adoption of suitable measures so that the members of the Supervisory Board and the Management Board of the New Bank expressed by Generali, or in any case having direct or indirect personal ties to Generali, do not participate in the discussion or vote on resolutions that have as their direct object the business strategy of Eurizon and its subsidiaries, and do not influence these companies' business strategies in the production and/or distribution of Branch I, III and V life insurance policies in any way.

Impact of the Measure on the merger and on forward-looking indications

As already specified in the Informational Document (p. 55) the merger does not entail variations in the main type of business of the two Groups.

The implementation of the prescriptions contained in the above-mentioned Measure does not cause any repercussion as regards this profile, nor does it alter the objectives of the merger, as outlined in section 2.2. of the Informational Document.

In Chapter 3 of the Informational Document, indications have been furnished about the significant effects of the merger, specifying that the Business Plan of the New Group will be prepared within the first six months of 2007.

On the basis of a projection of the pluriannual Business Plans approved by the Boards of Directors of the two banks, integrated by a preliminary estimate of the possible cost and revenue synergies deriving from the merger, a set of targets have been indicated in the Informational Document (p. 55), to be achieved in 2009, which is the year foreseen for the conclusion of the new Business Plan and the envisaged full unfolding of the effects of the integration.

In preparing these projections, a set of assumptions and hypotheses were employed, among which an "estimate of the economic/financial projections concerning the asset disposal to Crédit Agricole". In so doing, the effects of the agreement signed by Banca Intesa and Crédit Agricole on 11th October 2006 therefore had already been taken into account, which agreement the A.G.C.M. has judged favourably as being a suitable measure for overcoming the competitive risks tied to the increase in the market shares that will be brought about as a consequence of the merger.

As concerns any effects of the other measures prescribed by the A.G.C.M on the forward-looking indications contained in the Informational Document, it is clarified that:

a) the disposal of an additional 197 branches has a marginal economic impact on the New Group, taking into account the proceeds from said disposal, which will be able to be invested in operational activities of the New Group, or the financial yield of the liquidity obtained.

b) The stand-alone plans do not provide for openings of branches in the 19 Provinces for which the freeze has been introduced.

c) The dissolution of the joint venture with CAAM s.g.r. and the relevant distribution agreement will not alter the commission flow foreseen on the part of the distribution networks and any cash outlay would be offset by the profitability of the company.

d) The disposal to independent third-party subjects of a business consisting of an organised complex of activities and structures directed toward the production and management of Branch I, III and V life insurance policies, represented by 1,133 branches, will not alter the commission flow foreseen on the part of the distribution networks.

e) The abstention from the distribution of Branch I, III and V life insurance policies produced by i) Intesa Vita and/or by Generali through the bank branches headed by Gruppo Sanpaolo IMI prior to the merger and ii) Eurizon Vita through the bank branches headed by Gruppo Banca Intesa on the same date, is coherent with the methodology adopted for the calculation of the economic and financial projections, inasmuch as in the stand-alone projections of the two Groups cross-distribution was not foreseen, nor had synergies between the two distribution factories been assumed.

Having taken all these elements into account, it is deemed appropriate to confirm the economic/financial targets previously announced and, in particular, the overall objective of achieving a 2009 net income of approximately €7 billion, indicated in Chapter 3 of the Informational Document.

The above-mentioned considerations were notified to the independent audit firm Reconta Ernst & Young S.p.A. that has updated the Report on the forward-looking data attached to the Informational Document.

The aforementioned Report is attached to the present integration to the Informational Document that has been notified to Consob and Borsa Italiana S.p.A. and is available for the public, both in Italian and in the English translation, at the Registered office of both Banca Intesa S.p.A. in Milano, Piazza Paolo Ferrari, 10 and Sanpaolo IMI S.p.A. in Torino, Piazza San Carlo 156, as well as on the two Companies' website, www.bancaintesa.it and www.grupposanpaoloimi.com (and as of 1st January 2007 on Intesa Sanpaolo's website *www.intesasanpaolo.com*).

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

INDEPENDENT AUDITORS' REPORT ON TARGET FINANCIAL INFORMATION

(Translation from the original Italian text)

The European Commission's Regulation on Prospectuses n° 809/2004A, adopted by Consob in Italy under Article n° 70 of Regulation 11971, for the preparation of the information memorandum (the "Informational Document") in connection with significant mergers, acquisitions or disposals by Italian listed companies requires that, when forecasts or estimates are presented, the Informational Document contain "a report prepared by the independent auditors stating that in their opinion the forecast or estimate has been properly compiled on the basis stated and that the basis of accounting used for the profit forecast or estimate is consistent with the accounting policies of the Italian listed company". Consob in Italy requires that the independent auditors' report be prepared in accordance with International Standard on Assurance Engagements (ISAE) 3400 "The Examination of Prospective Financial Information" issued by IFAC - International Federation of Accountants, which is not a professional standard issued or approved by the Public Company Accounting Oversight Board.

Accordingly, an independent auditors' report on the examination of the combined target financial information was issued by the independent auditors of Banca Intesa S.p.A., in connection with the proposed merger of Sanpaolo IMI S.p.A. into Banca Intesa S.p.A., for the sole purpose of the above mentioned Italian regulation. Such report, which forms part of the Informational Document for the merger of Sanpaolo IMI S.p.A. into Banca Intesa S.p.A., cannot be used for any other purpose.

The following is the English language translation of the original Italian report on the examination of the combined target financial information issued by the independent auditors' of Banca Intesa S.p.A.. As described in the report, the examination of the target financial information of Sanpaolo IMI S.p.A., which represents a significant portion of the combined target financial information, have been examined by the independent auditors of Sanpaolo IMI S.p.A., who have furnished their report to the independent auditors of Banca Intesa S.p.A..

To the Board of Directors of
Banca Intesa S.p.A.

1. We examined the target financial information of Banca Intesa S.p.A. ("Banca Intesa") related to the banking group resulting from the merger (the "Merger") of Sanpaolo IMI S.p.A. ("Sanpaolo") into Banca Intesa (the "New Group") consisting of the combined operating income of approximately 13.4 billion euro and the combined net income of approximately 7 billion euro for the year ending December 31, 2009 (together the "Target Financial Information"), included in Chapter 3.1 of the informational document related to the Merger (the "Informational Document"), together with the assumptions and the facts on which the Target Financial Information is based. The Target Financial Information and the related assumptions and facts set forth in the Informational Document are the responsibility of Banca Intesa's management.

2. We have examined the Target Financial Information in accordance with International Standard on Assurance Engagements (ISAE) 3400 "The

Examination of Prospective Financial Information" issued by IFAC - International Federation of Accountants.

The target financial information of the Sanpaolo IMI Group for the year ending December 31, 2009, which represent approximately 50% and 48%, respectively, of the combined operating income and the combined net income before Synergies and Integration Costs of the New Group, have been examined by other auditors, who issued their report on November 13, 2006 for the sole purpose of the issue of this report.

3. As described in the Informational Document, Banca Intesa expects to prepare the New Group's business plan within the first half of the year 2007 after the completion of the Merger and the assignment of the main managerial functions. To date, Banca Intesa's management has prepared certain estimates through the end of 2009, to quantify the Target Financial Information of the New Group on the basis of the following methodology:

   (a) use of Banca Intesa's business plan (for the years 2005-2007) and Sanpaolo's business plan (for the years 2006-2008) approved by the respective Boards of Directors and adjusted on the basis of the historical results achieved to date (the "Adjusted Business Plans");
   (b) estimate, following the implementation of the agreement signed on October 11, 2006 by Banca Intesa S.p.A. and Crédit Agricole S.A., of the economic and financial projections of the businesses sold, that are to be excluded in preparing the Target Financial Information (the "Projections of the Disposal");
   (c) estimate of the inertial economic and financial projection through 2009 of the Adjusted Business Plans and combination of such plans excluding the Projections of the Disposal (the "Inertial Projections");
   (d) estimate of the sinergies with respect to revenues and costs through 2009 deriving from the Merger (the "Synergies");
   (e) estimate of the integration costs following the Merger to be incurred to achieve the Synergies (the "Integration Costs").

   The projections and the estimates described under points (c), (d) and (e) above were prepared by senior management without involving the persons responsible for the actions to be taken to achieve the Target Financial Information.

   The Target Financial Information, as described above, are presented on a combined basis, and do not include depreciation and amortization on the purchase price allocation to property, plant equipment and to intangible assets with definite useful life, if any, deriving from the accounting of the Merger.

4. The estimates through the end of 2009 used to quantify the Target Financial Information of the New Group have been prepared using a set of assumptions about future events and actions that include, *inter alia*, hypothetical assumptions about future events and management's actions that are not necessarily expected to occur, such as the Inertial Projections reported under point (c) of paragraph 3. above, that are based on hypothetical assumptions outside the influence of

management, and the Synergies and the Integration Costs reported under points (d) and (e) of paragraph 3. above, that are based on hypothetical assumptions under partial influence of management.

5. Based on our examination of the evidence supporting the assumptions and the facts used to quantify the Target Financial Information included in Chapter 3.1 of the Informational Document and the report of the other auditors, nothing has come to our attention which causes us to believe, to date, that these assumptions and the facts described under points (a) and (b) of paragraph 3. above, do not provide a reasonable basis to quantify the Target Financial Information, whose achievement is subject to the occurrence of the hypothetical assumptions about future events and management's actions, described in paragraph 4. above. Further, in our opinion the Target Financial Information is properly prepared on the basis of the assumptions and is presented in accordance with accounting principles consistent with those applied by Banca Intesa and Sanpaolo in the preparation of the consolidated financial statements at December 31, 2005, which are prepared in accordance with International Financial Reporting Standards as adopted by the European Union.

6. Banca Intesa, as reported in the accompanying press release dated December 29, 2006 (the "Press Release"), confirmed the Target Financial Information (and, in particular, the combined net income of approximately 7 billion euro for the year ending December 31, 2009) even taking into account the effects of the measures prescribed on December 20, 2006 by the Autorità Garante della Concorrenza e del Mercato (the "Antitrust Authority"), which authorized the merger of Sanpaolo into Banca Intesa.

   The related effects have been estimated by senior management without involving the persons responsible for the actions to be taken, by updating the projections and estimates mentioned under paragraph 3. above, letter (c), and taking into account the measures prescribed by the Antitrust Authority, reported in the accompanying Press Release, thus obtaining the updated Target Financial Information (the "Updated Target Financial Information") which confirmed the Target Financial Information.

   Based on our examination of the evidence supporting the assumptions and the facts used to quantify the Updated Target Financial Information, we confirm the conclusions reported by us in the preceding paragraph 5. with respect to the Updated Target Financial Information.

7. However, it should be noted that due to the uncertainties of the occurrence of future events, with respect to the realization of the event and its quantification and time of occurrence, actual results are likely to be different from the forecast since anticipated events frequently do not occur as expected and the variation may be material, even if the events anticipated under the hypothetical assumptions described under paragraph 4. above occur.

8. This report has been prepared as required by Article 70 of CONSOB Regulation no. 11971 and subsequent modifications and integrations to be included in the Informational Document, prepared by Banca Intesa for the Merger in Italy, under the same regulation, and cannot be used for other purposes.

9. We have no responsibility to update this letter for events and circumstances occurring after November 14, 2006, except for the information provided in paragraph 6 which is updated through December 29, 2006.

Milan, November 14, 2006
(except for paragraph 6. above,
whose reference date is
December 29, 2006)

Reconta Ernst & Young S.p.A.
Signed by: Guido Celona (partner)

82-35020

Banca Intesa

Print | × Close

Press releases

SHAREHOLDER BASE OF INTESA SANPAOLO

Following the deed of merger by incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A. stipulated today and upon Italian Stock Exchange's request, notice is given hereby that as of the date on which the merger becomes effective the main shareholders of Intesa Sanpaolo S.p.A. should be the following, on the basis of the shareholder base of Banca Intesa and Sanpaolo IMI resulting from their respective shareholder registers and the other information available for the two Companies:

Shareholder	% share capital
CREDIT AGRICOLE S.A.	**9.06%**
COMPAGNIA DI SAN PAOLO	**6.99%**
Gruppo GENERALI (*)	**5.05%**
FONDAZIONE CARIPLO	**4.68%**
BANCO SANTANDER CENTRAL HISPANO	**4.15%**
Gruppo "LOMBARDO" (**)	**3.67%**
FONDAZIONE C.R. PADOVA E ROVIGO	**3.59%**
FONDAZIONE C.R. IN BOLOGNA	**2.73%**
GIOVANNI AGNELLI E C. SpA	**2.45%**
FONDAZIONE CARIPARMA	**2.20%**

(*) Assicurazioni Generali, Alleanza Assicurazioni and other Assicurazioni Generali subsidiaries
(**) Banca Lombarda e Piemontese, I.O.R., Mittel Partecipazioni Stabili S.r.l., Carlo Tassara S.p.A.

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.
You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the merger. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on

82-35020

Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Investor Relations
+39 011 555 2593
investor.relations@sanpaoloimi.com

Media Relations
+39.02.87963531
stampa@bancaintesa.it

Relazioni Esterne
+39 011 555 7747
infomedia@sanpaoloimi.com

www.bancaintesa.it

www.sanpaoloimi.com

Print | × Close

82-35020

Banca Intesa

Print | × Close

Press releases

DEED OF MERGER BETWEEN BANCA INTESA AND SANPAOLO IMI STIPULATED

Banca Intesa and Sanpaolo IMI communicate that the deed of merger by incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A. has been stipulated in Torino today in the record books of the Notary public Ettore Morone and will be filed at the Torino and Milano Company Registers within tomorrow morning, 29th December 2006, and is expected to be registered on the same date, with consequent legal effect of the merger as of 1st January 2007.

In compliance with the resolutions of the Extraordinary Shareholders' Meeting of Banca Intesa S.p.A. held on 1st December 2006, the surviving company - which as of the date on which the merger becomes effective will adopt Intesa Sanpaolo S.p.A. as its new corporate name and transfer its Registered office to Torino, Piazza San Carlo 156 - shall proceed to increase its share capital by 3,033,435,122.64 euro through the issuance of 5,833,529,082 ordinary shares with a nominal value of 0.52 euro each (starting to accrue rights as of 1st January 2006 coupon 29) to be attributed to Sanpaolo IMI shareholders according to the exchange ratio of 3.115 Intesa Sanpaolo S.p.A. ordinary shares of nominal value 0.52 euro for every 1 ordinary or preference share of Sanpaolo IMI S.p.A. with a nominal value of 2.88 euro each.

Therefore, as of the date on which the merger becomes effective the share capital of Intesa Sanpaolo S.p.A. will be 6,646,436,318.60 euro, fully subscribed and paid-in, divided into 12,781,608,305 shares with a nominal value of 0.52 euro each, of which 11,849,117,744 ordinary shares and 932,490,561 non-convertible saving shares.

The ordinary shares of Sanpaolo IMI S.p.A. will be cancelled from listing as of the first trading day after the date on which the merger becomes effective.

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.
You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the merger. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on

Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

82-35020

Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Investor Relations
+39 011 555 2593
investor.relations@sanpaoloimi.com

Media Relations
+39.02.87963531
stampa@bancaintesa.it

Relazioni Esterne
+39 011 555 7747
infomedia@sanpaoloimi.com

www.bancaintesa.it

www.sanpaoloimi.com

Print | × Close

Deed of Merger

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

This is an English translation of the original Italian document. This translation has been prepared solely for the convenience of the reader. The original version in Italian takes precedence

STUDIO NOTARILE MORONE
Via Mercantini 5
10121 TORINO

Filed with No. 109.563 Collection No. 17.118

Deed of merger of "SANPAOLO IMI S.p.A." with and into "BANCA INTESA S.p.A.".

Republic of Italy

On twenty-eighth December two-thousand-and-six, in Torino, at the Registered office of SANPAOLO IMI S.p.A., piazza San Carlo, 156.

Before me, Ettore MORONE .

Notary public enrolled on the Notary Roll of the United Districts of Torino and Pinerolo, with residence in Torino, the following gentlemen have appeared in person:

- Giovanni BAZOLI, born in Brescia on 18th December 1932, domiciled for the office in Milano, piazza Paolo Ferrari, 10,

in his capacity as chairman of the Board of Directors of

"BANCA INTESA S.p.A.", with Registered office in Milano, piazza Paolo Ferrari, 10, with share capital of 3,613,001,195.96 euro, registered at the Company Register of Milano with No. 00799960158, bank included in the register provided for by art. 13 of Legislative Decree 385/93 and Parent Company of Gruppo Intesa included in the register provided

for by art. 64 of the same Legislative Decree,

in execution of the resolution taken by the Extraordinary Shareholders' Meeting held on 1st December 2006 for which minutes of the meeting were drawn up by the notary public Piergaetano MARCHETTI, filed with No. 18.306/5.846, and registered in Milano - 1st Inland revenue office on 19th December 2006 and at the Company Register of Milano on 12th December 2006,

- Enrico SALZA, born in Torino on 25th May 1937, domiciled for the office in Torino, piazza San Carlo, 156,

in his capacity as chairman of the Board of Directors of

"SANPAOLO IMI S.p.A.", with Registered office in Torino, piazza San Carlo, 156, with share capital of 5,400,253,255.68 euro, registered at the Company Register of Torino with No. 06210280019,

bank included in the register provided for by art. 13 of Legislative Decree 385/93 and Parent Company of Gruppo Bancario SANPAOLO IMI included in the register provided for by art. 64 of the same Legislative Decree,

in execution of the resolution taken by the

Extraordinary Shareholders' Meeting held on 1st December 2006 for which minutes of the meeting were drawn up by myself, notary public Ettore MORONE, file No. 109.452/17.046, and registered in Torino - 3rd Inland revenue office on 7th December 2006 and in the Company Register of Torino on 7th December 2006.

Such appeared persons, of whose personal identity I am certain,

set out the following premises

A) the Extraordinary Shareholders' Meeting of BANCA INTESA S.p.A., recalled for the purpose, approved the merger plan by incorporation with and into itself of SANPAOLO IMI S.p.A., on the basis of the respective financial statements as at 30th June 2006, which entails among other requirements, the issuance of up to a maximum of 5,841,113,544 (fivebillion-eighthundredandfortyonemillion-onehundredandthirteenthousand-fivehundredandfortyfour) ordinary shares of the surviving company with nominal value 0.52 (zero point five two) euro, with regular rights, to be assigned in exchange to the shareholders of the company to be merged according to a ratio of 3.115

(three point one one five) ordinary shares of the surviving company for each ordinary or preference share of the company to be merged with nominal value 2.88 (two point eight eight) euro and for this purpose:

. approved the increase in share capital to support the merger for a total maximum amount of 3,037,379,042.88 (threebillion-thirtysevenmillion-threehundredandseventyninethousand-fortytwo point eight eight) euro,

. approved a further increase in share capital for a total maximum amount of 15,835,003.08 (fifteenmillion-eighthundredandthirtyfivethousand-three point zero eight) euro via the issuance of a maximum of 30,451,929(thirtymillion-fourhundredandfiftyonethousand-ninehundredandtwentynine) ordinary shares with nominal value 0.52 (zero point five two) euro to support the stock option plans already resolved upon by the Board of Directors of the company to be merged on 17th December 2002 and 14th November 2005 in execution of the power delegated by the Shareholders' Meeting of 30th April 2002, confirming the regulations of the aforementioned plans also

approved by the company to be merged with consequent mandate to the Management Board to make the necessary changes,

. approved the new text of Articles of Association attached to the merger plan, which is characterised, among other things, by the adoption of the dual corporate governance system and which also entails the adoption by the surviving company of the new corporate name "Intesa Sanpaolo S.p.A.", the transfer of the Registered office to Torino, piazza San Carlo, 156, and the institution of a secondary Registered office in Milano, via Monte di Pietà, 8, effective from the date in which the merger comes into effect, without prejudice to the immediate effect of art. 34 ("First appointments")and to the provisions set forth by art. 2436 of the Italian Civil Code;

B) the Extraordinary Shareholders' Meeting of SANPAOLO IMI S.p.A., also recalled for the purpose, also approved the aforementioned merger plan;

C) the special meeting of holders of SANPAOLO IMI S.p.A. preference shares held on 1st December 2006, for which minutes of the meeting were drawn up by the notary public Giuseppina MORONE file No.

353.023/19.798, and registered in Torino - 3rd Inland revenue office on 7th December 2006, approved, inasfar as within its competence, the resolutions of the aforementioned Extraordinary Shareholders' Meeting of SANPAOLO IMI S.p.A. contained in the agenda of the meeting of the day approved by the latter;

D) the merger may be executed since the term of fifteen days provided for by art. 57 of Legislative Decree 385/93 has elapsed and there are no pending oppositions by creditors prior to the registration of the merger plan;

E) the current share capital of SANPAOLO IMI S.p.A. is divided into a total of 1,875,087,936 (onebillion-eighthundredandseventyfivemillion-eightyseventhousand-ninehundredandthirtysix) shares, of which 1,590,903,918 (onebillion-fivehundredandninetymillion-ninehundredandthreethousand-ninehundredandeighteen) ordinary shares and 284,184,018 (twohundredandeightyfourmillion-onehundredand eigthyfourthousand-eighteen) preference shares;

F) BANCA INTESA S.p.A. does not hold any ordinary shares of SANPAOLO IMI S.p.A. which holds 2,365,919

(twomillion-threehundredandsixtyfivethousand-ninehundredandnineteen) treasury shares and does not hold any BANCA INTESA S.p.A. shares;

G) none of the cases of right of recess provided for by art. 2437 of the Italian Civil Code arise as a result of the merger;

H) pursuant to art. 57 of Legislative Decree 385/93 the Bank of Italy authorised the merger herein with resolution of 25th October 2006;

I) with resolution of 20th December 2006 No. C 8027 the Antitrust Authority authorised the merger requesting, pursuant to art. 6, par. 2, of Law 287/90, the adoption of a series of measures by the companies taking part in the merger.

In consideration of all the above premises which are an integral and substantial part of this deed, the appeared parties agree upon and stipulate the following:

- 1 -

BANCA INTESA S.p.A., hereafter "surviving company", absorbs SANPAOLO IMI S.p.A., hereafter "merged company", according to the means provided for in the merger plan recalled in the premises.

Parties set out that, in compliance with provisions

contained in the merger plan:

. the merger *vis-à-vis* third parties, pursuant to art. 2504 bis, par. 2 of the Italian Civil Code, shall come into effect as of 1st January 2007,

. the transactions of the merged company shall be recorded in the books of the surviving company, also for tax purposes pursuant to par. 9 of art. 172 of Presidential Decree 917/86, as of 1st January 2007.

- 2 -

As a consequence of the merger, the surviving company shall succeed, *ipso iure*, to all of the merged company's assets and liabilities, in force or *in fieri*, both in Italy and abroad, and therefore all the assets, rights and legal relationships of any kind of the merged company shall be transferred to the surviving company, such as in particular the concessions, authorisations and licences of whatever nature and type, the trade names, the company names, the logos, the distinctive signs, lease contracts of any kind, insurance, procurement, public tender, labour, service or supply contracts of whatever type, even those not yet executed, including orders pending or in execution, credits, debits, deposits of whatever nature with whoever made, the rights and

commitments, legal filings, litigations, the legal, judicial, administrative, fiscal and tax actions and, moreover in general, all securities or real estate assets and titles, tangible or intangible, principal or accessory, without exceptions or limitations of any type, which are or may arise in the merged company.

In relation to debits and to liabilities of the merged company transferred as a result of the merger, the surviving company, in the person of its representative, acknowledges that these are taken over by the surviving company, for all effects set forth by the law, and that it will proceed to their payment according to the terms and means set out in the relevant contracts or provided for by the law, maintaining, where these exist, the relevant guarantees.

In particular, the surviving company shall succeed:

- to all the mandates conferred to the merged company as well as to all the mandates given by the merged company and to the related powers attributed to the latter or conferred by the latter;
- to all the deeds in general of the merged company which attribute faculties (including powers of

signature, expenditure and to grant and manage credit) and powers, as well as to the relevant powers of attorney, including those for legal representation in court proceedings and in other circumstances.

Furthermore, the following are also confirmed:

- all the mandates conferred to the surviving company as well as all mandates given by the surviving company and the related powers attributed to the latter or conferred by the latter;
- all the powers and faculties (including powers of signature, expenditure and to grant and manage credit) attributed by the surviving company and the powers of attorney conferred by the latter, including those for legal representation in court proceedings and in other circumstances.

Furthermore, the surviving company shall succeed to the rights, attributions and juridical situations pertaining to the merged company as a result of laws or legislative measures; privileges and guarantees of whatever type, by whoever given or in any case existing in favour of the merged company, will retain their validity and degree, without need of any formalities or registrations, in favour of the

surviving company, pursuant to art. 57, last paragraph, of Legislative Decree 385/93.

All transcriptions, inscriptions, registrations in the name and specifications relative to the merged company must be intended for all legal effects in the name of the surviving company.

The parties specify that all provisions above apply without prejudice to the powers of the surviving company to stipulate and sign, even unilaterally, after the merger comes into effect and also at the time of subsequent transfers, whichever contract, that rectifies, identifies, specifies or integrates, necessary or deemed to be suitable, for the execution of the sale and/or transfer of whichever asset, right, concession, authorisation, contract, credit, relationship and other of the merged company and of the surviving company.

- 3 -

Considering specification contained in letters E) and F) of the premises, the surviving company, on the date in which the merger comes into effect, shall execute the increase in its share capital from 3,613,001,195.96 (threebillion-sixhundredandthirteenmillion-onethousand-

onehundredandninetyfive point nine six) euro to 6,646,436,318.60 (sixbillion-sixhundredandfortysixmillion-fourhundredandthirtysixthousand-threehundredandeighteen point six zero) euro, corresponding to an increase of 3,033,435,122.64 (threebillion-thirtythreemillion-fourhundredandthirtyfivethousand-onehundredandtwentytwo point six four) euro, via the issuance of 5,833,529,082 (fivebillion-eighthundredandthirtythreemillion-fivehundredandtwentyninethousand-eightytwo) new dematerialised ordinary shares with nominal value 0.52 (zero point five two) euro each, with regular rights, to be assigned to the shareholders of the merged company according to a ratio of 3.115 (three point one one five) ordinary shares of the surviving company for each ordinary or preference share of the merged company without any cash adjustments.

Parties acknowledge that Compagnia di San Paolo, shareholder of the merged company, communicated the waiver to the exchange of the fraction of share (0.955) necessary to ensure the overall balancing of the transaction.

- 4 -

Furthermore, the parties acknowledge that a service will be offered to deal with any fractional shares of the shareholders of the merged company that shall be purchased at market prices, with no further charges related to expenses, stamp duties or commissions.

The parties also acknowledge that the newly-issued shares of the surviving company to support the exchange, which will be listed on the same terms as the latter's currently outstanding shares, shall be available for the shareholders of the merged company according to the conditions typical of dematerialised shares trading through Monte Titoli S.p.A., starting from the first business day after the date in which the merger comes into effect and therefore from 2nd January 2007; this date will be disclosed via a specific notice regarding the merger published in at least one national daily newspaper in Italy.

- 5 -

In consideration of the options to buy shares of the merged company assigned to employees of the merged company's Group that may be exercised after the

present deed comes into effects, the parties acknowledge that the increase in share capital of the surviving company to support the stock option plans already resolved upon by the merged company, also resolved upon by the aforementioned Extraordinary Shareholders' Meeting of 1st December 2006, decreases - considering the 57,000 (fiftyseventhousand) shares of the merged company issued on 20th November 2006, on 5th December 2006 and on 8th December 2006 - to a maximum of 15,742,674.48 (fifteenmillion-sevenhundredandfortytwothousand-sixhundredandseventyfour point four eight) euro represented by a maximum of 30,274,374 (thirtymillion-twohundredandseventyfourthousand-threehundredandseventyfour) ordinary shares with nominal value 0.52 (point five two) euro each.

- 6 -

As a result of the present deed, the other resolutions of the Shareholders' Meeting of the surviving company held on 1st December 2006 mentioned in letter A) of the premises will also come into effect as of 1st January 2007.

The new Articles of Association, in the text

attached to the merger plan, completed in art. 5 and 37, will be deposited at the Company Register by the surviving company after the date in which the merger comes into effect.

- 7 -

The appeared parties declare that the share capital and reserves of the merged company, as emerged from the financial statements as at 30th June 2006, totalled 9,949,419,039 (ninebillion-ninehundredandfortyninemillion-fourhundredandnineteenthousand-thirtynine) euro and require the application of a fixed registration tax pursuant to art. 4 letter b) of the tariff - first part attached to Presidential Decree 131/86, as amended by Legislative Decree 323/96 converted by Law 425/96.

- 8 -

The inherent and consequent costs of the present deed are borne by the surviving company.

I notary public receive the present deed and read it aloud to the appeared gentlemen who declare it is compliant to their will and, as confirmation, sign it together with myself.

The present is written by persons in whom I trust

and is made up of four stamped sheets, fifteen pages and part of the sixteenth.

The original is signed as follows:

Giovanni Bazoli

Enrico Salza

Ettore Morone Notary public

This is a translation of the Italian original.

The version in Italian takes precedence.

Certificate of Execution of Deed of Merger

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

This is an English translation of the original Italian document. This translation has been prepared solely for the convenience of the reader.
The original version in Italian takes precedence

CERTIFICATE OF STIPULATION OF DEED OF MERGER

I Ettore MORONE,

Notary public enrolled on the Notary Roll of the Districts of Torino and Pinerolo, with residence in Torino,

hereby certify

that today was stipulated with a deed under my hand and seal, file n. 109.563/17.118, to be registered as provided for by the law, the merger for incorporation of

SANPAOLO IMI S.p.A., with Registered office in Torino, piazza San Carlo, 156, with share capital of 5,400,253,255.68 euro, registered at the Company Register of Torino with No. 06210280019,

with and into

BANCA INTESA S.p.A., with Registered office in Milano, piazza Paolo Ferrari, 10, with share capital of 3,613,001,195.96 euro, registered at the Company Register of Milano with No. 00799960158.

Pursuant to the merger plan, in the deed of merger for incorporation, and amongst other issues, the parties provided for:

. the merger vis-à-vis third parties, pursuant to art. 2504 bis, par. 2 of the Italian Civil Code,

shall come into effect as of 1st January 2007,

. the transactions of the merged company shall be recorded in the books of the surviving company, also for tax purposes pursuant to par. 9 of art. 172 of Presidential Decree 917/86, as of 1st January 2007.

As a consequence of the merger, the surviving company shall succeed, ipso iure, to all of the merged company's assets and liabilities, in force or *in fieri*, both in Italy and abroad, and therefore all the assets, rights and legal relationships of any kind of the merged company shall be transferred to the surviving company, such as in particular the concessions, authorisations and licences of whatever nature and type, the trade names, the company names, the logos, the distinctive signs, lease contracts of any kind, insurance, procurement, public tender, labour, service or supply contracts of whatever type, even those not yet executed, including orders pending or in execution, credits, debits, deposits of whatever nature with whoever made, the rights and commitments, legal filings, litigations, the legal, judicial, administrative, fiscal and tax actions and, moreover in general, all securities or real

estate assets and titles, tangible or intangible, principal or accessory, without exceptions or limitations of any type, which are or may arise in the merged company.

In particular, the surviving company shall succeed:

- to all the mandates conferred to the merged company as well as to all the mandates given by the merged company and to the related powers attributed to the latter or conferred by the latter;
- to all the deeds in general of the merged company which attribute faculties (including powers of signature, expenditure and to grant and manage credit) and powers, as well as to the relevant powers of attorney, including those for legal representation in court proceedings and in other circumstances.

Furthermore, the following are also confirmed:

- all the mandates conferred to the surviving company as well as all mandates given by the surviving company and the related powers attributed to the latter or conferred by the latter;
- all the powers and faculties (including powers of signature, expenditure and to grant and manage credit) attributed by the surviving company and the

powers of attorney conferred by the latter, including those for legal representation in court proceedings and in other circumstances.

As of 1st January 2007 the other resolutions of the Extraordinary Shareholders' Meeting of the surviving company held on 1st December 2006 shall also come into effect and, amongst other issues, provide for,:

- the change in the corporate name to "Intesa Sanpaolo S.p.A.",
- the transfer of the Registered office to Torino, Piazza San Carlo, 156,
- the institution of a secondary registered office in Milano, via Monte di Pietà, 8.

This certificate is issued upon request of the surviving company.

Torino, twenty-eighth December two-thousand-and-six.

82-35020

Banca Intesa

Print | × Close

Press releases

BANCA INTESA: STANDARD & POOR'S RAISES LONG-TERM AND SHORT-TERM RATINGS

Banca Intesa communicates that today Standard & Poor's raised Banca Intesa's long-term rating to AA- (from A+) and short-term rating to A-1+ (from A-1). The outlook is stable.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Banca Intesa S.p.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Banca Intesa
Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Banca Intesa
Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it

Print | × Close

82-35020

Banca Intesa

Print | × Close

Press releases

BANCA INTESA AND SANPAOLO IMI GET THE GREEN LIGHT FROM THE ANTITRUST AUTHORITY FOR THE MERGER

Banca Intesa and Sanpaolo IMI favourably acknowledge today's decision of the Italian Competition Authority that has authorised the merger by incorporation of Sanpaolo IMI with and into Banca Intesa.

This decision, taken upon completion of the inquiry - set in motion by the Authority on 19th October 2006 - which has been carried out rapidly and with the utmost transparency and collaboration, enables the merger to be completed within the current year, as expected.

With today's decision the Authority deemed that the commitments taken by the surviving company are suitable to overcome any competition issues relating to the merger so that the transaction does not lead to the establishment or strengthening of any dominant positions.

Actions to be taken to carry out these commitments will be duly disclosed to the market.

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Investor Relations
+39 011 555 2593
investor.relations@sanpaoloimi.com

Media Relations
+39.02.87963531
stampa@bancaintesa.it

Relazioni Esterne
+39 011 555 7747
infomedia@sanpaoloimi.com

82-35020

www.bancaintesa.it

www.sanpaoloimi.com

Print | × Close

82-35020

Press releases

C8027 - BANCA INTESA/SAN PAOLO IMI

number 52
date 20/12/2006

Text

PRESS RELEASE

BANCA INTESA- SANPAOLO: ANTITRUST AUTHORITY GIVES CONDITIONAL GO-AHEAD FOR MERGER

In retail banking, the parties undertake to sell 748 branches. In wealth management, the CAAM joint venture between Banca Intesa and Crédit Agricole to be closed down. Policies of another insurer to be sold in 1,133 branches of the new bank.

The Italian Competition Authority, at its meeting on 20 December 2006, authorized Banca Intesa's takeover of SanPaolo IMI, setting conditions in the banking sector, with the sale of a total of 748 branches (partly due to the agreement with Crédit Agricole), in wealth management and in insurance, so as to counter the risks to competition from the new bank's increased market share resulting from its much larger retail network and broader range of products.

The parties have undertaken as follows:

A) IN THE BANKING SECTOR:

1) Sale of 197 branches in over 20 Provinces

Branches will be sold in the more than 20 Provinces where the merger risks creating or reinforcing a dominant position. More specifically, 197 branches are to be sold to one or more third parties by way of a transparent non-discriminatory procedure and within a limited timeframe so as to ensure true competition in the marketplace.

2) Sale to Crédit Agricole of the Cariparma and Friuladria branch networks as well as another 193 branches

By 12 October 2007, Banca Intesa will also sell Crédit Agricole the Cariparma and Friuladria networks, for a total of 452 branches, as well as a further 193 branches. Most of these (551 out of 645) are located in areas where competition might have been threatened by the merger.

3) Reduction in Crédit Agricole's shareholding and 'sterilization' of its management role in the new bank

The sale of branches to Crédit Agricole can be seen as a sale to a third party, given that under the conditions set for the authorization Crédit Agricole must significantly and rapidly reduce its holdings in the ordinary share capital of the new bank and must play no role in its administration and management. In the Supervisory Committee and in the Management Committee of the new bank, as in any other management or administrative entity, no direct or indirect representative of Crédit Agricole may be present, and Crédit Agricole may not be a part of any shareholder pact relating to the new bank.

B) IN WEALTH MANAGEMENT

1) CAAM SGR joint venture to be dissolved

In order to ensure Crédit Agricole's role as a third party and true competitor, the parties are to dissolve the CAAM SGR SpA joint venture which is at present jointly controlled by Banca Intesa and Crédit Agricole. The breaking up of this joint venture will terminate the retail agreement

between Banca Intesa and CAAM SGR along with the relevant shareholder pact.

2) Diversification of the products sold by Crédit Agricole and the new bank

Consequently, the restrictive effects of the merger in the wealth management area should be overcome and the presence of a new operator should be guaranteed: the asset management products offered through the branch network controlled by the Crédit Agricole Group will in fact be different from those offered through the new bank's network.

C) IN THE INSURANCE SECTOR

1) Policies from another insurer to be sold in 1,133 of the new bank's branches

Policies from another insurer will be sold in 1,133 of the new bank's branches. The parties undertake to sell to independent third parties, by way of a transparent non-discriminatory procedure, a business unit covering the design and management of life insurance policies of the I, III and V branches. The sales capability of this third party will be assured by way of an exclusive agreement with Casse di Risparmio (savings banks) controlled by Intesa Casse del Centro and by SanPaolo Banco di Napoli, to which will be added other Banca Intesa branches in different Regions. This agreement will have a duration of not less than six years and will be tacitly renewable for a further three years.
Furthermore, Po Vita will be sold to Crédit Agricole along with its controlling company Cariparma.

2) Agreement not to cross-sell

Moreover, in the context of avoiding any risk of coordination due to the various structural, shareholding and personal links between the new bank and the Generali Group, the parties undertake to ensure that life policies from Intesa Vita and Generali are not sold through bank branches of the SanPaolo Group and that Eurizon life policies are not sold through pre-merger Banca Intesa branches.

3) 'Sterilization' of the role of Generali representatives in Eurizon's strategies

The Antitrust Authority's authorization is also conditional on guarantees that members of the new bank's Supervisory Committee and Management Committee who represent Generali (or have direct or indirect personal links with Generali), will not participate in discussions or voting on motions directly affecting the business strategy of Eurizon and will not influence in any way the business strategies of that company.
The new bank will also take internal organizational steps to avoid the exchange of sensitive information about business strategies with representatives of Generali's management structures as well as between its own managers and those of Generali.

RISKS TO COMPETITION AVOIDED BY WAY OF COMMITMENTS

In the Authority's view, the conditions that the parties have undertaken to respect are such as to eliminate the risks to competition identified during the investigation. Had the merger been authorized without conditions, it would have led to the creation, or in some cases the strengthening, of dominant positions in numerous markets thanks to the much larger retail network: from traditional retail banking (deposit-taking and investments), to the setting up and sale of investment funds, right through to the creation and sale of wealth management services. The resulting market strength would have been further increased by the new bank's vertically integrated structure and the improved range and type of services offered to customers.

The Competition Authority further considers that a merger which was not conditional upon measures to restrict the interlinked interests between the two Groups in personal terms as well as in shareholdings (from the partnership in Intesa Vita with Generali to Generali's presence as a major shareholder in the new bank, from Banca Intesa's shareholding in Banca Generali to

82-35020

the presence of representatives of the Generali Group on the board and in the management committees of the new post-merger entity), could have led to the creation of a collectively dominant position in the life insurance market.

Rome, 20 December 2006

82-35020

Banca Intesa

Print | × Close

Press releases

BANCA INTESA: FIAT STAKE

Banca Intesa communicates that today it has notified Consob - by filing the relevant form 120 A - of the decrease in its stake both in FIAT's total share capital from 3.78% to 1.10% and in the latter's voting share capital from 1.73% to 1.10%.

As regards the above, Banca Intesa clarifies that this decrease follows the delivery of FIAT's ordinary shares upon expiry of options on the same, related to the hedging transactions on the Fiat position carried out by Banca Intesa under its usual policy of active management of market risk and disclosed to the financial community on many occasions.

Banca Intesa
Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Banca Intesa
Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it

Print | × Close

82-35020

Banca Intesa

Print | × Close

Press releases

BANCA INTESA SIGNS A CONTRACT FOR THE SALE OF PERFORMING RESIDENTIAL MORTGAGES FOR EURO 3.6 BILLION

Banca Intesa has signed today a contract for the sale of a portfolio of performing residential mortgages for a nominal amount of approximately 3.6 billion euro to a special purpose vehicle established pursuant to Law 130/1999 for a possible structured funding transaction through the issue of mortgage-backed securities.

The sale will become effective only at the time of the issue of securities which will occur, subject to adequate market conditions, presumably during the first quarter of 2007. The sale price is equal to the book value of loans and will be paid upon placement of securities.

Securitised loans will be recorded in the financial statements as loans sold but not derecognised therefore not reducing consolidated assets and net interest income.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Banca Intesa S.p.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Banca Intesa
Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Banca Intesa
Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it

Print | × Close